UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SEC File Number
001-36404

CUSIP Number
45790J867

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INPIXON

Full Name of Registrant

Former Name if Applicable

2479 E. Bayshore Road

Suite 195

Address of Principal Executive Office

Palo Alto, CA 94303

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form20-F,Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Inpixon (the “Registrant” or the “Company”) has determined that it is not able to file its Quarterly Report on Form 10-Q for the nine months ended September 30, 2023 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Company requires additional time to allow its auditors to complete the review of its condensed consolidated financial statements for the required periods ended September 30, 2023. The Registrant presently expects to file the Form 10-Q within the extension period of five calendar days as provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Nadir Ali	(408)	702-2167
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report certain significant changes in its results of operations. On November 14, 2023, the Registrant reported its preliminary unaudited financial results for the quarter ended September 30, 2023. Among other things, the Registrant reported revenues for the three and nine months ended September 30, 2023 of $2.0 million and $7.2 million, respectively, compared to $2.4 million and $7.7 million, respectively, for the comparable periods in the prior year. This decrease is primarily attributable to the decrease in Indoor Intelligence sales due to longer sales cycles. The Registrant also reported gross profit for the three and nine months ended September 30, 2023 of $1.6 million and $5.5 million, respectively, compared to $1.7 million and $5.3 million for the 2022 respective periods. The gross profit margin for the three and nine months ended September 30, 2023, was 78% and 77%, compared to 69% and 69% for the three and nine months ended September 30, 2022, respectively. This increase in gross profit margin was primarily due to the lower cost of revenues on the SAVES and Indoor Intelligence product lines.

The Registrant also reported operating expenses for the three months ended September 30, 2023 of $10.6 million and $7.1 million for the comparable period ended September 30, 2022. This increase of approximately $3.5 million is primarily attributable to the acquisition and transaction costs incurred in the three months ended September 30, 2023. The Registrant reported operating expenses for the nine months ended September 30, 2023 of $29.5 million and $25.8 million for the comparable period ended September 30, 2022. This increase of $3.7 million is primarily attributable to the acquisition costs and transaction costs in the nine months ended September 30, 2023 offset by the $2.0 million of goodwill impairment in the nine months ended September 30, 2022.

In addition, the Registrant reported net loss from continuing operations for the three months ended September 30, 2023 of $10.8 million compared to $10.9 million for the comparable period in the prior year. The Registrant reported net loss from continuing operations for the nine months ended September 30, 2023 of $30.5 million compared to $27.1 million for the comparable period in the prior year.

The Registrant believes that its results contained herein for the three and nine months ended September 30, 2023 are materially correct; however, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Form 10-Q.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Form 10-Q and the Company’s expected financial results for the nine months ended September 30, 2023. Although the Registrant believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Registrant undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

Inpixon

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 14, 2023	By:	/s/ Nadir Ali
Nadir Ali
Chief Executive Officer

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